EXHIBIT 99.1

News Release dated August 9, 2016, Suncor Energy to acquire interest in North Sea Rosebank project

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to acquire interest in North Sea Rosebank project

Calgary, Alberta (Aug. 9, 2016) – Suncor Energy UK Limited (“Suncor”) today announced it will acquire a 30 per cent participating interest in the U.K. North Sea Rosebank project from OMV (U.K.) Limited.

Under the terms of the agreement, Suncor will make an initial payment of US$50 million on closing. The transaction is subject to conditions, including regulatory approval, and is anticipated to close in the fourth quarter of 2016.

In the event the co-venturers approve the Rosebank project final investment decision and Suncor elects to participate, Suncor could pay additional consideration to OMV (U.K.) Limited of up to US$165 million, subject to adjustments according to the terms of the agreement.

The Rosebank project, located approximately 80 miles (130 kilometres) northwest of the Shetland Islands in water depths of approximately 3,600 feet (1,110 metres), was discovered in December 2004 and is considered one of the best and largest remaining undeveloped resources in the U.K. North Sea. The project is currently in the Front End Engineering and Design (FEED) phase and has a design capacity of 100,000 barrels of crude oil and 80 million cubic feet of natural gas per day.The project is expected to be complementary to Suncor’s existing UK portfolio. Subsequent to the successful close of this transaction, joint venture parties would be operator Chevron North Sea Limited (40 per cent), Suncor (30 per cent), OMV (U.K.) Limited (20 per cent) and DONG E&P (U.K.) Limited (10 per cent).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the transaction to acquire a 30 per cent participating interest in the U.K. North Sea Rosebank project from OMV (U.K.) Limited, including the anticipated timing for closing of the transaction and potential additional consideration payable by Suncor; and expectations for the Rosebank project, including its capacity and that it is expected to be complementary to Suncor’s existing UK portfolio. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “will”, “anticipated”, “could”, “expected”, “would” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the timing and completion of the transaction; the ability of the parties to satisfy the conditions to closing of the transaction, including regulatory approval; approval by the co-venturers of the Rosebank project final investment decision and Suncor’s election to participate; assumptions about the Rosebank project; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 27, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com